UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D—9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
KOS PHARMACEUTICALS, INC.
(Name of Subject Company)
KOS PHARMACEUTICALS, INC.
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
500648100
(CUSIP Number of Class of Securities)
Andrew I. Koven
Executive Vice President, General Counsel and Corporate Secretary
Kos Pharmaceuticals, Inc.
1 Cedar Brook Drive
Cranbury NJ 08512-3618
(609) 495-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE
Abbott to Expand Presence in Lipid Management Market With Acquisition of Kos Pharmaceuticals
- Acquisition Strengthens Abbott’s Late-Stage Pipeline —
ABBOTT PARK, Ill. and CRANBURY, N.J., Nov. 6 /PRNewswire-FirstCall/ — Abbott (NYSE: ABT - News) and Kos Pharmaceuticals, Inc. (Nasdaq: KOSP — News) today announced a definitive agreement for Abbott to acquire Kos for $78 per share in cash, for a total transaction value of $3.7 billion, net of cash currently held by Kos. Based in Cranbury, N.J., Kos is a specialty pharmaceutical company that develops and markets proprietary medications for the treatment of chronic cardiovascular, metabolic and respiratory diseases. The company has a growing presence in the $20 billion lipid management market.
“Kos Pharmaceuticals is an excellent strategic fit for Abbott, both scientifically and commercially,” said Miles D. White, chairman and chief executive officer, Abbott. “This acquisition expands Abbott’s presence in the lipid management market and will provide several on-market and late-stage pipeline products. Kos also complements our existing commercial and research and development expertise, and increases our R&D spending capacity.”
“Since being founded in 1988 by our current Chairman Emeritus Michael Jaharis and Chairman Daniel Bell, Kos has pioneered the HDL therapy area in the United States and firmly established Niaspan and Advicor as successful and highly differentiated therapies,” said Adrian Adams, president and chief executive officer, Kos Pharmaceuticals. “This is an opportune time to become a part of another fast-growing organization like Abbott with the shared experience and additional resources to help capture the full value of our highly differentiated cholesterol franchise and our growing R&D pipeline.”
Lipid Management Portfolio
The lipid management market is the single largest pharmaceutical segment and continues to grow at double-digit rates. Kos Pharmaceuticals’ two lead products are Niaspan® (niacin extended-release tablets), an extended-release niacin product that raises HDL, or good cholesterol levels; and Advicor® (niacin extended-release/lovastatin tablets), a Niaspan/lovastatin combination product that treats patients with multiple lipid disorders.
A new Niaspan Caplet Formulation with a range of dosages is currently under U.S. Food and Drug Administration review. Kos is also in late-stage development with Simcor®, a fixed-dose combination of Niaspan and simvastatin (generic Zocor®) to treat lipid disorders, which is expected to be submitted for regulatory review in the United States in the first half of 2007. These on-market cholesterol products and development opportunities will join Abbott’s lipid management portfolio, which includes on-market TriCor® (fenofibrate tablets); a next-generation fenofibrate, ABT-335; and a TriCor/Crestor® development program with AstraZeneca announced in July 2006.
Other Pipeline Products
Kos Pharmaceuticals is also developing a number of other products, including an asthma medication and an inhaled insulin. Flutiform™, in-licensed from SkyePharma, is currently in late-stage development for adult and adolescent asthma and will provide an expanded presence for Abbott in the $10 billion asthma market, in addition to Kos’ currently marketed asthma product. Kos is also developing an inhaled insulin product, which will complement Abbott’s significant presence in the diabetes market — with its leading glucose monitoring and diabetes nutritionals businesses.
Financial Terms
Under the terms of the agreement, Abbott will make a tender offer for all of the outstanding stock of Kos Pharmaceuticals for $78 per share or $3.7 billion, net of cash currently held by Kos. Abbott expects the transaction to be $0.02 to $0.03 dilutive to ongoing earnings per share in 2007, neutral to accretive in 2008 and building to significant accretion thereafter. Following the closing, the transaction is expected to result in one-time charges, primarily for in-process research and development and integration expenses.
The transaction is structured as a tender offer for all outstanding shares of Kos Pharmaceuticals followed by a merger. The transaction is subject to customary closing conditions, including antitrust clearance under the Hart- Scott Rodino Act and acquisition of a majority of the outstanding Kos Pharmaceuticals shares in the tender offer. Shareholders owning a majority of the shares of Kos Pharmaceuticals’ common stock have entered into agreements under which they agreed to tender their shares or have their shares acquired by Abbott.
TriCor Indication and Safety Information
TriCor (fenofibrate tablets) is a lipid-lowering agent used to treat abnormal lipid levels in the bloodstream, including cholesterol and triglycerides. TriCor is a once-daily treatment available in 145 mg and 48 mg tablets that can be taken with or without food.
TriCor, in addition to appropriate diet, is used to treat adults with high cholesterol, with or without elevated triglycerides (Fredrickson types IIa, IIb). TriCor reduces elevated LDL-C (“bad” cholesterol), total cholesterol, triglycerides and apolipoprotein B, and increases HDL-C (“good” cholesterol). The effect of TriCor on cardiovascular morbidity and mortality and noncardiovascular mortality has not been established. Abbott markets TriCor in the U.S. through an agreement with Solvay Pharmaceuticals. ABT-335 development is co-funded by Solvay Pharmaceuticals.
TriCor, in addition to appropriate diet, is also used to treat adults with high triglycerides (Fredrickson types IV and V). Excessive body weight, drinking alcohol, diseases such as diabetes and hypothyroidism, and various drugs can contribute to high triglyceride levels, and these should be assessed before a patient is prescribed TriCor tablets. TriCor should only be prescribed after reasonable attempts to modify lipid profile with diet modification, exercise and decreased alcohol consumption have failed. It is important for patients to stay on a diet restricted in saturated fat and cholesterol while taking TriCor.
TriCor tablets are not for everyone. TriCor should not be taken by people with serious liver, kidney or gallbladder disease, or by those who may be allergic or sensitive to the drug.
The combined use of TriCor and HMG-CoA reductase inhibitors (statins) has not been advised because of a potential for serious side effects that could lead to acute renal failure. The benefit of further alterations in lipid levels needs to be weighed against the increased risks of this drug combination.
TriCor tablets may cause changes in laboratory reports, especially in liver chemistry results. Regular periodic liver tests should be performed while patients are taking TriCor. Patients should contact their doctors if they feel pain in the stomach area while taking TriCor, as this can be a sign of gallstones or inflammation of the pancreas. TriCor may cause muscle pain or serious muscle disease, allergic-type reactions and possible changes in blood chemistry. If patients experience unexpected muscle pain, tenderness or weakness while taking TriCor, a health-care provider should be contacted immediately.
Patients should notify their doctor if they are taking any other drugs while taking TriCor including any other cholesterol-lowering medications. TriCor may have an effect on drugs that help prevent blood clotting, such as the blood thinner Coumadin® (warfarin sodium tablets, USP), and doctors should monitor blood-clotting tests more frequently.
Patients should tell their doctors about any side effects they experience, including breathing problems, back pain and headaches.
For more information about TriCor (fenofibrate) tablets, including full prescribing information, please visit http://www.tricortablets.com.
Niaspan Indication and Safety Information
Niaspan is the only FDA-approved, once-daily extended-release prescription formulation of niacin for treating abnormal cholesterol levels. Niaspan is indicated as an adjunct to diet when the response to a diet restricted in saturated fat and cholesterol and other nonpharmacologic measures alone has been inadequate, to reduce elevated total cholesterol, LDL-C, ApoB, and triglyceride levels, and to increase HDL-C in patients with primary hypercholesterolemia and mixed dyslipidemia. In patients with a history of myocardial infarction and hypercholesterolemia, niacin is indicated to reduce the risk of recurrent non-fatal myocardial infarction or coronary artery disease and hypercholesterolemia. Niacin, in combination with a bile acid binding resin, is indicated to slow progression or promote regression of atherosclerotic disease.
Niaspan is contraindicated in patients with allergies to any of its ingredients, active peptic ulcer disease, significant or unexplained persistent liver dysfunction, or arterial bleeding. Niaspan should not be substituted for equivalent doses of immediate-release niacin. Niaspan should be prescribed with caution in patients who consume substantial amounts of alcohol and/or have a past history of liver disease. Liver function tests should be performed on all patients during therapy with Niaspan. Use of Niaspan with other lipid-altering medications called statins may increase the risk of rhabdomyolysis, a rare condition that causes muscles to breakdown. The most common side effect with Niaspan is flushing of the skin. Other commonly reported side effects include indigestion, headache, pain, abdominal pain, nausea, itching, diarrhea, running nose, vomiting and rash. Patients with diabetes should carefully monitor their blood sugar and report changes to their doctor.
Advicor Indication and Safety Language
Advicor is a fixed-dose combination product and is not indicated for initial therapy. Advicor is indicated as an adjunct to diet when the response to a diet restricted in saturated fat and cholesterol and other nonpharmacologic measures alone have been inadequate. Advicor is indicated for the treatment of primary hypercholesterolemia and mixed dyslipidemia in patients who are taking: lovastatin who require additional TG-lowering or HDL- raising who may benefit from having niacin added to their therapy or; niacin who require further LDL-lowering who may benefit from having lovastatin added to their therapy.

Advicor is contraindicated in patients with a known hypersensitivity to their components, active liver or peptic ulcer disease, unexplained persistent liver enzyme elevation, arterial bleeding. Advicor should not be taken by pregnant or nursing women. This product should be prescribed with caution in patients who drink substantial amounts of alcohol and/or have a past history of liver disease. Liver function tests should be monitored periodically. Combination therapy with niacin and a statin may increase the risk of myopathy and a serious but rare condition referred to as rhabdomyolysis. The most common adverse event with Advicor is flushing of the skin. Other commonly reported adverse events include headache, gastrointestinal symptoms and rash. Diabetic patients may experience a dose-related rise in blood sugar with these products.
About Kos Pharmaceuticals, Inc.
Kos Pharmaceuticals, Inc. is a fully integrated specialty pharmaceutical company engaged in developing, commercializing, manufacturing and marketing proprietary prescription products for the treatment of chronic diseases with a particular focus on the cardiovascular, metabolic and respiratory disease areas. The company’s principal product development strategy is to reformulate existing pharmaceutical products with large market potential to improve safety, efficacy, and patient compliance. Kos’ strategy also includes making measured investments in new chemical entity research through in-house and sponsored research, scientific in-licensing and general corporate development activities. The company currently markets Niaspan, Advicor, Azmacort, Cardizem LA, Teveten and Teveten HCT. Kos has a strong and growing research and development pipeline including proprietary drug delivery technologies in solid-dose, inhalation and aerosol metered-dose device administration to help fuel sustained, organic sales growth into the future.
About Abbott
Abbott is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs 65,000 people and markets its products in more than 130 countries.
Abbott’s news releases and other information are available on the company’s Web site at http://www.abbott.com.
Additional Information
The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Abbott will file a tender offer statement with the U.S. Securities and Exchange Commission. Investors and Kos security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Kos with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s Web site at http://www.sec.gov.
Private Securities Litigation Reform Act of 1995 -
A Caution Concerning Forward-Looking Statements
Some statements in this news release may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott and Kos Pharmaceuticals caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements including: the tender offer may not be completed or the merger may not be consummated for reasons including because conditions precedent to the completion of the acquisition may not be satisfied. Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A, “Risk Factors,” and Exhibit 99.1 to our Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2005 and in Item 1A, “Risk Factors,” to our Quarterly Report on Securities and Exchange Commission Form 10-Q for the period ended March 31, 2006, and are incorporated by reference. For a description of factors that may affect Kos Pharmaceuticals’ future results, see discussion under “Risk Factors Affecting Operations and Future Results” in Kos Pharmaceuticals’ Form 10-Q for the quarter ended June 30, 2006, and periodic reports filed with the Securities and Exchange Commission. Abbott and Kos Pharmaceuticals undertake no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

VOICEMAIL MESSAGE TO EMPLOYEES
Good Morning. This is Adrian Adams
As some of you may have heard or read in the letter I emailed to you this morning we announced a definitive merger agreement with Abbott, under which they will acquire Kos. Since some of you may not have seen the letter, I’m leaving you this message because I wanted you to hear the news from me first. I urge you to read the letter I sent as well as the press release we issued this morning.
This transaction marks a significant milestone for us and is the result of the tremendous efforts and dedication you have shown to Kos over the many years since the Company was founded in 1988. Together we have successfully established a leading prescription HDL elevator, NIASPAN, follow-on products in the cholesterol category, a growing research and development pipeline, and additional primary and specialty pharmaceutical products with a focus on the cardiovascular, respiratory and diabetes areas.
We’re pleased to be joining Abbott and look forward to contributing our expertise to expanding their cardiovascular offerings. Now is the time to partner with a bigger company, like Abbott, which has the experience and resources to help us realize the full value of all of our assets.
We expect the transaction will close during the first quarter of 2007 after customary regulatory approvals. We will of course, make every effort to keep you informed about any important developments.
I will be visiting with, or speaking to all Kos Colleagues over the next two days to discuss the strategic rationale for the transaction and then to answer as many questions as I can about the future of our combined organizations. There are many details that are to be worked out, however, I commit to you that we will maintain our open, transparent communication that has been a hallmark at Kos. Please remember that nothing changes today as a result of this announcement. It is critically important that we all continue to operate our business as usual.
I know that you are probably most concerned at this moment about your jobs. Abbott is very excited about adding the talent of Kos’ employees to its team. However, as in any combination, there will inevitably be some redundancies, and we would expect to see some workforce reductions (layoffs). Anyone affected by a workforce reduction will receive severance benefits. It is too early in the process for decisions about facilities: we will keep you informed as those decisions are made. Your Kos benefits will remain in tact until the transaction closes; we will provide further information on this as it becomes available.
Finally, I want to conclude by thanking you for your continued hard work. Without it, Kos would not be the great company it is today. I hope that you will share my enthusiasm about this exciting combination.

LETTER TO EMPLOYEES
Dear Kos Colleagues:
Earlier today, we announced a definitive merger agreement with Abbott under which Abbott is acquiring Kos for a price of $78 per share. This transaction, which equates to an approximately $4 billion acquisition, marks a significant milestone for us and is the result of the tremendous efforts and dedication you have shown to Kos over the years. Together we have successfully established the leading prescription HDL elevator, NIASPAN, follow-on products in the cholesterol category, a growing research and development pipeline, and additional primary and specialty care products. We’re pleased to be joining Abbott and look forward to contributing our expertise to expanding Abbott’s portfolio of offerings. Now is the time to partner with another successful, fast growing company, like Abbott, which has the experience and resources to help us realize the full value of all of our assets.
Attached is a copy of the press release that was issued this morning and a question and answer document that may help you with some of your initial questions. In addition, there is a recorded a message that you can listen to at any time and a conference call is scheduled for all employees on Monday morning from 8:45 am ET to 9:00 to provide more information. I will be visiting with, or speaking to all Kos Colleagues over the next two days to discuss the strategic rationale for the transaction and then to answer as many questions as I can.
We expect the transaction will close during the first quarter of next year and is subject to Hart-Scott-Rodino antitrust clearance. We will of course, make every effort to keep you informed about any important developments.
There are many details that are to be worked out, however, I commit to you that we will maintain our open, transparent communication that has been a hallmark at Kos. Please remember that nothing changes today as a result of this announcement. It is critically important that we all continue to operate our business as usual.
I know that you are probably most concerned at this moment about your jobs. As in any combination, there will inevitably be some redundancies, and we would expect to see some workforce reductions. Anyone affected by a workforce reduction will receive severance benefits. Your Kos benefits will remain in tact until the transaction closes; we will provide further information on this as it becomes available.
Finally, I want to conclude by thanking you for all of your hard work. Without it, Kos would not be the great company it is today. I hope that you will share my enthusiasm about this transaction.
Yours truly,
Adrian Adams,
President & CEO

FREQUENTLY ASKED QUESTIONS
Questions & Answers
1.	Who is Abbott?

Abbott is a broad-based health care company that discovers, develops, manufactures and markets products that span the continuum of care — from prevention and diagnosis to treatment and cure. Abbott’s principal businesses include pharmaceuticals and medical products, including devices, diagnostic tests and instruments, and nutritionals for children and adults. Headquartered in north suburban Chicago, Abbott serves customers in more than 130 countries, with a staff of 65,000 at more than 100 manufacturing, distribution, research and development, and other locations.

2.	What attracted Abbot to Kos?

With the acquisition of Kos, Abbott can extend its successful cholesterol franchise into the HDL elevation market. In addition, Abbott gains access to our respiratory pipeline of products, including on-market Azmacort and late stage pipeline product Flutiform. This acquisition will broaden their cardiovascular, metabolic disease, respiratory disease franchises.

3.	How does the sale help us?

Our HDL products and our pipeline have tremendous potential and we believe that joining with Abbott will allow that potential to be fully realized. Kos has successfully established and pioneered HDL treatment in the US market, and working together with Abbott will enable us to capture the full value of these therapies. In addition, our R&D pipeline stands to benefit from the additional investments into these programs.

4.	How can we learn more about Abbott?

Employee meetings will be held in the next two days at all of the facilities. In the meantime, you can visit their website at www.abbott.com

5.	How much is the company being sold for?

The company is being sold for approximately $4.0 billion in an all cash deal.

6.	What are the mechanics and timing of the sale?

Abbott will acquire Kos for a purchase price of $78 per share in cash. Closing of the transaction is expected to occur during the first quarter of 2007 (although this may change) once Hart-Scott-Rodino antitrust clearance been obtained.

7.	What will happen to my stock options as a result of the sale?

Under the terms of our agreement with Abbott, all options and shares of restricted stock will vest and will be exchanged for cash.

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8.	What will happen to Kos stock up to the time the sale is completed?

We expect that Kos shares will continue to trade on the NASDAQ until the transaction is completed.

9.	What types of approvals are necessary?

The transaction is subject to usual and customary government approvals

10.	When will the transaction close?

We are anticipating a closing date during the first quarter of 2007.

11.	What can employees expect in the interim?

As we work through the integration process, we are counting on you to remain focused on doing your job to the best of your ability. Until the transaction closes, Kos and Abbott remain separate companies. We will not be working together until after the closing (no co-promotion, no co-development, etc.) Upon closing of the transaction (during first quarter of 2007), Kos’ operations will be merged into Abbott. We will make every effort to keep you up to date on developments and progress throughout the acquisition process.

12.	Will any Kos facilities be closed?

It is too early in the process for decisions about facilities.

13.	Will anyone at Kos lose his or her job because of the acquisition?

It is too early to tell at this time. Over the next few months we will be having these discussions and will share this information as appropriate.

14.	When will I know whether I am to be severed or offered employment with Abbott?

We will provide guidance on this issue over the next few months.

15.	If I am to be severed, how much notice will I have and when will I know the terms of any severance benefits?

There are contractual obligations in terms of severance payout to employees and we will share these terms with all Kos employees at the appropriate time.

16.	Will merit increases, bonuses and promotions for 2006 be impacted by the sale?

2006 bonuses will be paid out prior to the closing of the transaction. Given the likelihood of a Q1 2007 transaction close, merit increases and promotions are not anticipated.

17.	How will the sale impact salary and benefit policies?

Kos’ compensation and benefit programs will remain in place until the sale is completed, including vacation, sick time and leave of absence programs.

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18.	How will the sale impact the company’s business targets?

Our financial goals, marketing objectives and product introduction plans all remain the same — business as usual until the transaction closes.

19.	Can we continue with any hiring plans we have in place?

Any planned hiring through the end of 2006 has been placed on hold, until further notification. There will be no further additions to staff until the transaction closes. If there are any specific business needs in your area, please talk to your human resources manager.

20.	When can we start working together with our new Abbott Associates?

Not until closing of the transaction in Q1 2007.

21.	How will the sale impact research and development programs? Will they be curtailed or redirected?

Abbott views Kos as having a strong pipeline of attractive products and places a high value on the intellectual property developed by our research teams, as well as the teams themselves. We will provide guidance on specific programs in due course.

22.	Where should employees go with their questions?

As we have done so far, we will widely communicate information as it becomes available via email. Our plans are to hold weekly Town Hall meetings every Friday via teleconference to keep you updated. Additionally, an updated Q & A will be posted on our internal website www.kossales.com for employees to access information as it becomes available. You can also email questions questions@kospharm.com and we will respond to them with periodic updates or contact Investor Relations or Human Resources.

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CUSTOMER COMMUNICATIONS
Customer Response Statement
Kos and Abbott have announced an agreement under which Abbott will acquire Kos.
There will be no disruption in the availability to Kos products. Kos’ two leading products, Niaspan and Advicor, designed to increase HDL (good cholesterol) and provide broad lipid control, provide a strong complement to Abbott’s portfolio. And both companies have additional products and promising compounds in their pipelines that span various therapeutic areas.
Because this acquisition is subject to Hart-Scott-Rodino antitrust clearance, we anticipate the transaction will close during the first quarter of 2007. In the meantime, we will conduct business with you as usual.
Although we are in the early stages of transition planning, we look forward to becoming part of a larger and stronger team. As always, we remain committed to providing you with the highest quality products and services to help you deliver the best possible care to your patients.
Customer FAQs
Will this acquisition impact my accessibility to Kos products?
We do not anticipate any disruption to our supply chain or reimbursement as we bring our two companies together.
Will I be working with a different sales representative as a result of the acquisition?
We are in the very early stages of the transition planning, but if these are changes that affect you, we will ensure that they are transparent to you and that you continue to receive reliable service and support going forward. We are committed to making this transition as seamless as possible.
Do you anticipate any price changes as a result of this acquisition?
At this time, both companies will continue to conduct business as usual and we do not anticipate any price changes as a result of the acquisition.
Will any products be discontinued?
It’s early in the transition process and we cannot speculate on any franchise or portfolio decisions that will be made over time.

The foregoing is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of the Company. Following commencement of the tender offer, the Company intends to file a solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”) with the US Securities and Exchange Commission (the “SEC”). Investors and security holders are urged to read the Schedule 14D-9, as well as any amendments or supplements to the Schedule 14D-9, when those documents become available because they will contain important information. A free copy of the Schedule 14D-9 and other documents filed with the SEC (once filed) relating to the tender offer and the related transactions can be obtained at the SEC’s website at www.sec.gov. The Schedule 14D-9 and other documents filed with the SEC relating to the transaction described above may also be obtained free of charge at the Company’s website at www.kospharm.com or free of charge by contacting the Company at 1 Cedar Brook Drive, Cranbury, New Jersey 08512-3618, Phone: 609-495-0500.
Statements about the expected timing, completion, and effects of the tender offer and the merger and all other statements in this document, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks, and uncertainties that could cause the actual results to differ materially from such forward-looking statements. The tender offer and the merger may not be completed because of a number of factors, including the failure to satisfy the closing conditions. These factors, and other factors that may affect the business or financial results of the Company, are described in the Company’s filings with the SEC, including Items 1A and 7 of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005. The Company does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.